FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of March 2021

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Extraordinary Report Pursuant to the Financial Instruments and Exchange Act

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: March 4, 2021	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

[Translation of Extraordinary Report Filed with the Director General of the Kanto Finance Bureau on March 3, 2021]

1.	Reason for Submission

As a change in Representative Executive Officers has been resolved at the Board of Directors meeting held on March 2, 2021, the Company hereby files this Extraordinary Report pursuant to Article 24-5, Clause 4 of Financial Instruments and Exchange Act and Article 19, Clause 2, Item 9 of Cabinet Office Ordinance on Disclosure of Corporate Information, Etc.

2.	Matters Reported

(1) Representative Executive Officer to retire

Name (Date of Birth)	New Title and Position	Former Title and Position	Number of Shareholdings (in hundreds)	Date of Change
Toshio Morita (April 17, 1961)		Director, Representative Executive Officer	2,839	As of the annual general shareholders meetings to be held in June, 2021

øThe Number of Shareholdings is stated as of September 30, 2020.

(2) Representative Executive Officer to be appointed

Title and Position	Name (Date of Birth)	Date of Change	Number of Shareholdings (in hundreds)	Business Experience

Representative Executive Officer and Deputy President	Tomoyuki Teraguchi (Aug. 4, 1962)	Apr. 1, 2021	1,359	Apr. 1986	Joined the Company
				Apr. 2009	Senior Managing Director of Nomura Securities Co., Ltd.
				Apr. 2016	Senior Managing Director of the Company Representative Executive Officer of Nomura Securities Co., Ltd.

				Apr. 2017	Senior Managing Director of the Company Representative Executive Officer and Senior Corporate Managing Director of Nomura Securities Co., Ltd.

				Apr. 2019	Executive Managing Director and Chief Compliance Officer of the Company Representative Director and Executive Vice President of Nomura Securities Co., Ltd.

				Apr. 2020	Executive Managing Director, Chief of Staff and Chief Compliance Officer of the Company (Current) Representative Director and Deputy President of Nomura Securities Co., Ltd. (Current)

øThe Number of Shareholdings is stated as of September 30, 2020.

END